SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 1-8389

                           NOTIFICATION OF LATE FILING


(Check One):  [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q [ ]
              Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20_F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ______________.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: PS 401(k)/Profit Sharing Plan
Former name if applicable: Not applicable
Address of principal executive office (Street and number):
701 Western Avenue
City, state and zip code:  Glendale, CA, 91504


                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c) The  accountant's  statement or other exhibit  required by Rule
           12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

 State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 The Company is experiencing delays in obtaining information from certain service providers to the Plan to provide to the Company's external auditors for the completion of the audit report report.

Due to the reasons described above, the Registrant could not have timely filed the Form 11-K without unreasonable effort or expense, and the Form 11-K will be filed no later than the fifteenth calendar day following the prescribed due date.



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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Jon Osborne - (818) 244-8080

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                             |X|  Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [ ]  Yes      |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Not applicable.



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                          PS 401(K)/PROFIT SHARING PLAN
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    June 28, 2004

                                         By: /s/ Harvey Lenkin
                                             ------------------
                                             Harvey Lenkin
                                             Chairman, Administrative Committee


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